Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA 98105

USA

Direct: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

July 22, 2021

VIA EDGAR

Benjamin Richie

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp.
Registration Statement on Form S-1 Filed June 23, 2021 File No. 333-257302

Dear Mr. Richie:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the undersigned’s telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2021. Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on July 22, 2021.

The Staff asked that the Form S-1 be revised to state that the Company’s shares of common stock are now quoted on the OTCQB tier of the OTC Markets Group, Inc.

Pages 3 and 32 of the Form S-1 have been revised to state that the Company’s shares of common stock are now quoted on the OTCQB tier of the OTC Markets Group, Inc. Additionally, the Company has added a list of subsidiaries as Exhibit 21.1 and an updated letter of consent from the Company’s independent registered public accounting firm as Exhibit 23.2.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo